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06010585

January 30, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on January 30, 2006.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O.



SEC MAIL
RECEIVED
PROCESSING
JAN 3 0 2006
WASH, D.C.
199
SECTION

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler


Wolters Kluwer
Corporate & Financial Services

Contact:

Peggy Wilson
Director of Corporate Communications
Wolters Kluwer Corporate & Financial Services
+ 1-320-240-5260
peggy.wilson@wolterskluwer.com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com


SEC MAIL
RECEIVED
PROCESSING
JAN 3 0 2006
WASH.
SECTION

Wolters Kluwer Unveils Compliance University On-Line Learning

Leading Compliance Content and Experience With Proven Training Technology and Methodology

New York (January 30, 2006) - Wolters Kluwer announced it has launched a comprehensive Internet-based university for financial institutions. Compliance University™ On-Line Learning helps institutions train their employees on compliance, operational, and soft skills on an annual and periodic basis. Compliance University is built upon the regulatory content, industry knowledge, and decades of experience of Wolters Kluwer Financial Services' Bankers Systems brand. Financial institutions, regulators, and examiners have associated the Bankers Systems' name with leading compliance and operational risk management solutions for more than 50 years.

Digital spirit, another Wolters Kluwer business and provider of innovative on-line training tools and technology to some of the largest companies and financial institutions in the world, constructed the courseware and technology platform that powers Compliance University. Digital spirit provides training solutions to many prominent financial organizations, including HSBC, UBS, and Allianz.

"As a leading provider of risk management solutions, Wolters Kluwer Financial Services knows what financial institutions are looking for when it comes to on-line compliance, operational, and soft-skill training," said John Bryant, Senior Vice President of Banking for Wolters Kluwer Financial Services. "Institutions are telling us they want a professional, stable solution with SCORM-compliant content that is easy-to-use and customize, and which offers advanced tracking and reporting capabilities. We are uniquely able to offer all of that to them with Compliance University."

"Digital spirit is proud to be working with Wolters Kluwer Financial Services to provide financial institutions with the most authoritative, up-to-date, and professionally managed content available in an on-line learning solution," said Gregor Engelmeier, Director of Information Technology of digital spirit.

Comprehensive Learning Opportunities

Compliance University currently offers financial institutions two tracks on traditional compliance and operational topics - one course library is designed specifically for banks and one course library is designed specifically for credit unions. Compliance University currently offers 160 training courses to banks and 158 training courses to credit unions. Nearly 100 additional compliance and operational courses will be added within the next 12 to 18 months.

By early 2006, Compliance University will feature 18 soft-skill (noncompliance) programs featuring nearly 500 individual modules. Several hundred of those modules are part of a comprehensive desk-top education curriculum focused on personal computers, the Internet, and the following Microsoft® solutions: Windows® XP, Word, Outlook®, Excel®, PowerPoint®, and Access.

Compliance Content With a Track Record
Compliance University was developed using the leading compliance content, industry knowledge, and decades of experience of Wolters Kluwer Financial Services' Bankers Systems brand. The company's extensive team of attorneys and compliance analysts tracks tens of thousands of pieces of legislation each year, including regulations and case law for all 50 states, the District of Columbia, and the U.S. Government.

Standards-Based Platform With Superior Content
Computer-based and on-line learning has grown into a mature technology built around industry standards. Compliance University features SCORM (Sharable Content Object Reference Model) compliant content, which assures financial institutions they won't be locked into using one vendor. In fact, Compliance University content is available in three formats to permit maximum flexibility for an institution:

- SCORM modules for institutions that have their own in-house learning management system (LMS).
- For institutions without an LMS, Compliance University provides a professionally built and managed LMS that offers robust tracking and reporting capabilities leveraging the industry leading strength and experience of IBM
- For institutions with no need for detailed tracking and reporting, and those who want basic computer-based training, stand-alone modules delivered on CD-ROM are also available

To ensure a professional learning experience, the module contents have been reviewed and formatted by experienced, adult-learning industry experts. Each module offers an appealing and professional presentation to reflect an organization's commitment to learning.

Availability and Pricing
To see an interactive demonstration, or for more information on Compliance University, contact your Wolters Kluwer Financial Services account executive or visit www.WoltersKluwerFS.com/complianceu/.

About Wolters Kluwer Financial Services
Wolters Kluwer Financial Services, a market leader and strategic customer unit of Wolters Kluwer, provides best-in-class compliance, credit, and operational risk management and work flow services and solutions; as well as capital changes and corporate actions data and tools to banks, credit unions, mortgage companies, securities organizations, and insurance companies throughout the United States. Its well-known brands include Bankers Systems, Atchley Systems, VMP Mortgage Solutions, PCi Corporation, GainsKeeper, AuthenticWeb, NILS INSource, Uniform Forms, and CCH Capital Changes.

The organization's solutions include documentation and documentation platforms; analytics; regulations and statutes tools; and capital changes and corporate actions services—all focused on helping its customers manage risk while becoming more efficient, productive, and responsive. For more information on Wolters Kluwer Financial Services, visit www.WoltersKluwerFS.com.

About digital spirit
Digital spirit, founded in 1995 with headquarters in Berlin, is one of the leading providers for corporate e-learning and e-training in Germany. Customers are top-companies in the business areas of finance, automotive, health, travel, transportation and logistics. The organization's services include individual learning solutions based on publisher contents, outsourcing of corporate learning and training, international sales cooperation and attractive productions models. For more information on digital spirit, visit www.digital-spirit.com.

Digital spirit is part of Wolters Kluwer Education, Europe's largest Education publisher, setting the standard in teaching and learning across the European educational world. Wolters Kluwer Education has annual revenues (2004) of €309 million.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulatory, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.